FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 12, 2007

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____       No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2007 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Tuesday, May 8, 2007, at 10:00 a.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1)	election of Ami Erel, Shay Livnat, Raanan Cohen, Oren Lieder, Avraham Bigger, Rafi Bisker and Shlomo Waxe as directors;

(2)	election of Ronit Baytel and Joseph Barnea as external directors;

(3)	approval of the fees to be paid to external directors;

(4)	approval of liability insurance covering our directors;

(5)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors; and

(6)	consideration of our audited financial statements for the year ended December 31, 2006.

Shareholders of record at the close of business on April 9, 2007 (“Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s office at the above address no later than ten days following the Record Date. Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Liat Menahemi-Stadler
    General Legal Counsel and Corporate Secretary

Dated: April 12, 2007

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2007 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, May 8, 2007, at 10:00 a.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Ami Erel, Shay Livnat, Raanan Cohen, Oren Lieder, Avraham Bigger, Rafi Bisker and Shlomo Waxe as directors;

(2)	election of Ronit Baytel and Joseph Barnea as external directors;

After a short recess during which our Audit Committee and Board of Directors will convene to consider various resolutions, the Meeting will reconvene to consider the following matters:

(3)	approval of the fees to be paid to external directors;

(4)	approval of the liability insurance covering our directors;

(5)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors; and

(6)	consideration of our audited financial statements for the year ended December 31, 2006.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the chairman of the Meeting. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 9, 2007 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 12, 2007 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On March 31, 2007, 97,500,000 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel. We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring (alone or together with relatives or with other parties who collaborate on a regular basis) or transferring our Ordinary Shares, directly or indirectly (including a transfer by way of foreclosing on a pledge), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to effect a significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq - The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be parties to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other cellular services. For more details relating to these restrictions, please see “Item 4.B - Business Overview - Government Regulations—Our Principal License” of our Annual Report on Form 20-F and our principal license, a convenience English translation of which is an exhibit to our Annual Report. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations”.

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not be entitled to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting at any meeting of shareholders, in person or by proxy, each shareholder must certify that its holdings of our Ordinary Shares do not contravene any the restrictions contained in our licenses.

Accordingly, the enclosed form of proxy contains a space to indicate whether or not your holdings of our Ordinary Shares contravene any of the holding or transfer restrictions set forth in our licenses. If you indicate that your holdings do so contravene or if you fail to answer that question on the form of proxy, your form of proxy will be disqualified and your votes will be discounted.

Share Ownership

The following table sets forth, as of March 31, 2007, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to beneficially own more than 5% of our outstanding Ordinary Shares and (ii) all of our directors and executive officers as a group. The voting rights of all our shareholders are the same. As of March 31, 2007, 97,500,000 of our Ordinary Shares were outstanding.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd. (1)	62,875,000	64.5%

Leumi & Co. Investment House Ltd.	4,875,000	5.0%

Directors and executive officers as a group (21 persons)(2)	62,875,000	64.5%

(1) Includes 24,375,855 Ordinary Shares held by two wholly-owned subsidiaries of Discount Investment Corporation Ltd. (“DIC”) (namely, PEC Israel Economic Corporation, a Maine corporation, and DIC Communication and Technology Ltd., an Israeli company) and 5,362,500 Ordinary Shares, representing 5.5% of our issued and outstanding shares, held by four shareholders whose voting rights are vested in DIC. DIC is a majority-owned subsidiary of IDB Development Corporation Ltd. (“IDB Development”), which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd. (“IDB”). IDB, IDB Development and DIC are public Israeli companies whose shares are traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

•
Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is also the Chairman of IDB, IDB Development and DIC and one of our directors) and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDB;

•	Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDB;

•
Avraham Livnat Ltd. (“Livnat”), a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, Deputy Chairman of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development) holds, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDB; and

•
Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor (whose husband, Isaac Manor, is one of our directors and he and their son Dori Manor are directors of IDB, IDB Development and DIC) holds, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDB.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDB held by these subsidiaries, constituting approximately 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDB, for the purpose of maintaining and exercising control of IDB as a group. Their additional holdings in IDB are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Most of the foregoing shares in IDB have been pledged to financial institutions as collateral for loans taken to finance the purchase of the shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC.

(2) Represents the shares held, directly or indirectly, by DIC, which are beneficially owned by Nochi Dankner by virtue of his control of IDB. Each other director who is affiliated with IDB or DIC disclaims beneficial ownership of such shares.

AGENDA OF THE ANNUAL GENERAL MEETING

Item 1 - Election of Directors

At the Meeting, the shareholders will be asked to re-elect each of Ami Erel, Shay Livnat, Raanan Cohen, Oren Lieder, Avraham Bigger, Rafi Bisker and Shlomo Waxe to our Board of Directors to serve until the next Annual General Meeting or his earlier resignation or removal. Mr. Shlomo Waxe is an “independent director” under the rules of the Sarbanes-Oxley Act applicable to audit committee members. At the Meeting we intend to elect two “external directors”, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”). See Item 2 below. These nominees have been approved by our Board of Directors.

Our cellular license requires, and our Articles of Association provide, that at least 20% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, the Israeli shareholders will be entitled to appoint two directors, and if our Board of Directors is comprised of between 15 and 24 directors, the Israeli shareholders will be entitled to appoint three directors. Our Articles of Association provide that DIC, as our founding shareholder, is responsible for complying with the requirement under our license that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors. Accordingly, DIC has designated Nochi Dankner and Issac Manor as its appointees to our Board of Directors, and their re-election does not require approval of the shareholders at the Meeting.

A brief biography of each nominee is set forth below:

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of Discount Investment Corporation Ltd. since 2001. From March 2007 Mr. Erel also serves as the Chief Executive Officer of NetVision Ltd.. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the board of directors and also served, until recently, as Chairman of the Board of Directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq - The Israeli Telecommunications Corporation Ltd. Mr. Erel also serves as a member of the board of directors of NetVision Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd., Super-Sol Ltd., Property and Building Corporation Ltd. and other IDB group companies. Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel since 2005. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Shay Livnat has served as a member of our Board of Directors since 2005. Mr. Livnat has served as the Chief Executive Officer of Zoe Holdings Ltd., a holding company that manages a diverse portfolio of international telecommunications operations and hi-tech companies, which was founded by him in 1988, since 2001. From 1988 to 1998, he served as Chief Executive Officer of Tashtit Ltd. Mr. Livnat also serves as a member of the board of directors of IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Elron Electronic Industries Ltd. and various private companies. Mr. Livnat serves as a member of the executive committee of the University of Haifa. Mr. Livnat holds a B.A. in electrical engineering from Fairleigh Dickinson University.

Raanan Cohen has served as a member of our Board of Directors since 2000. Mr. Cohen has served as Chief Executive Officer of Koor Industries Ltd. since July 2006. From 2004 to 2006, he served as Chief Executive Officer of Scailex Corporation Ltd. (formerly named Scitex Corporation Ltd.). Since 2001 he has served as Vice President of Discount Investment Corporation Ltd., having previously served, from 1999 to 2001, as executive assistant to the chief executive officer of Discount Investment Corporation Ltd. From 1997 to 1999, he was an associate at McKinsey & Company Inc., London. Mr. Cohen also serves as a member of the board of directors of Makhteshim-Agan Industries Ltd., ECI Telecom Ltd., Property and Building Corporation Ltd. and various private companies. Mr. Cohen is a member of the Israeli Bar Association and holds an L.L.B. and a B.A. in economics from Tel Aviv University and an M.B.A. in management from the J.L. Kellogg Graduate School of management of Northwestern University.

Oren Lieder has served as a member of our Board of Directors since 2005. Mr. Lieder has served as Senior Vice President and Chief Financial Officer of Discount Investment Corporation Ltd. since 2003. From 1997 to 2002, he served as the Chief Financial Officer of Bezeq - The Israeli Telecommunications Corporation Ltd. From 1989 to 1996, he served as Chief Financial Officer of Zim Israel Navigation Company Ltd. Mr. Lieder also serves as a member of the board of directors of Ham-Let (Israel Canada) Ltd., Super-Sol Ltd., Makhteshim-Agan Industries Ltd., Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies. Mr. Lieder serves as a member of the board of trustees and investment committee of the University of Haifa. Mr. Lieder holds a B.A. in economics and statistics from the University of Haifa.

Avraham Bigger has served as a member of our Board of Directors since 2005. Mr. Bigger is the owner and managing director of three family-owned companies and as of December 2006, is the Chief Executive Officer of Makhteshim-Agan Industries Ltd. Mr. Bigger also serves as the Chairman of Super-Sol Ltd., Makhteshim-Agan Industries Ltd. and various private companies; as the Deputy Chairman of the Caesarea Edmond Benjamin De Rothschild Foundation and the Caesarea Edmond Benjamin De Rothschild Development Corporation Ltd.; and as a member of the board of directors of the First International Bank of Israel Ltd. and various private companies. Mr. Bigger holds a B.A. in economics and an M.B.A. from the Hebrew University.

Rafi Bisker has served as a member of our Board of Directors since 2006. Mr. Bisker currently serves as Chief Executive Officer of Ganden Real Estate Ltd. and the Chairman of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies. From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd. From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd. Mr. Bisker also serves as a member of the board of directors of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Super-Sol Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and various private companies. Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

Shlomo Waxe has served as a member of our Board of Directors since 2006. Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006. From 2002 to 2005, he worked in the field of communications management and consultancy. From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd. From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil. From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications. From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the board of directors of Tambour Ltd., C. Mer Industries Ltd. and Shrem, Fudim , Kelner - Technologies Ltd. Mr. Waxe holds a B.A. in political science from the University of Haifa.

Required Approval

The affirmative vote of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ami Erel be elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shay Livnat be elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Raanan Cohen be elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Oren Lieder be elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Avraham Bigger be elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Rafi Bisker be elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shlomo Waxe be elected to the Board of Directors of the Company, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 - Election of External Directors

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law to appoint at least two external directors. To qualify as an external director, an individual or the individual's relative, partner, employer or any entity under the individual's control may not have, and may not have had at any time during the previous two years, any affiliations with the Company or any person controlling, controlled by or under common control with the Company. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director's service, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms, subject to extension under certain circumstances. All of the external directors of a company must be members of its Audit Committee and each other committee of a company’s board of directors which is authorized to exercise powers of the board of directors must include at least one external director. Our external directors will also be independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members.

On March 29, 2007, our Board of Directors nominated Ronit Baytel and Joseph Barnea as external directors for an initial term of three years. Our Board of Directors confirmed that each nominee possesses the professional qualifications required under the Companies Law and designated Ms. Baytel as our “audit committee financial expert” under the Sarbanes-Oxley Act and SEC rules.

A brief biography of each nominee is set forth below:

Ronit Baytel has served as a senior member of the finance department of Ormat Group since 2005, where she is responsible, among other things, for internal control over financial reporting. From 1994 to 2005, she served as a member of the auditing department of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, and from 1999, in the position of senior manager. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accounting from Tel Aviv University and an M.B.A from the Hebrew University.

Joseph Barnea is a retired businessman. He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the Presidency of the Israeli Industrialists Association and until recently served as the Chairman of its Chemistry and Environment Association, and from 2005 a member of the boards of the Israeli Export Institute and the Israeli Standards Institute. From 2001 to 2004 he served as Chairman and President of the International Oxygen Manufacturers Association (IOMA). He served as Colonel and Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces. Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

At the Meeting, shareholders will be asked to elect Ronit Baytel and Joseph Barnea as external directors, each for a term of three years.

Required Approval

The election of an external director requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least one third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding voting power in the Company.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ronit Baytel be elected as an external director of the Company for a three-year term, effective immediately.

RESOLVED, that Joseph Barnea be elected as an external director of the Company for a three-year term, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 - Approval of Fees of External Directors

The remuneration for external directors is established by regulations promulgated under the Companies Law. It is proposed to pay our external directors as shall be elected from time to time an annual fee of NIS 100,000 (approximately $24,000) and a meeting attendance fee of NIS 3,000 (approximately $700), payable in accordance with the aforesaid regulations, as adjusted for changes in the Israeli CPI.

Under the Companies Law, the remuneration of external directors is required to be approved by the audit committee (which includes at least two external directors), board of directors and shareholders, in that order. If the nominees for external director are elected at the Meeting pursuant to Item 2, they will immediately become members of our Audit Committee. The Meeting will then recess to enable our Audit Committee and Board of Directors to convene, consider and resolve upon the remuneration of external directors, and shortly after this recess the Meeting will reconvene. If so approved, the shareholders will be asked to approve the foregoing fees for the external directors elected at the Meeting and for any other external directors that may serve in the future from time to time.

Required Approval

The approval of fees for external directors requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve to pay each of the Company’s external directors who may serve from time to time an annual fee of NIS 100,000 and a meeting attendance fee of NIS 3,000, payable in accordance with the applicable regulations under the Companies Law, as adjusted for changes in the Israeli CPI.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4 - Approval of D&O Insurance Covering our Directors

The Companies Law and our Articles of Association authorize us, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors. Specifically, the purchase of insurance for directors is required to be approved by our Audit Committee, Board of Directors and shareholders.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company; (b) a breach of his or her duty of care committed intentionally or recklessly (as opposed to negligently); (c) an act or omission done with the intent to unlawfully realize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

We believe that it is in the Company’s best interests to provide D&O liability insurance coverage for the benefit of our directors to enable us to attract and retain highly qualified directors. We had such a policy in the past but increased it in connection with our recent initial public offering in the United States.

Under the Companies Law, D&O insurance in favor of directors is required to be approved by the audit committee (which includes at least two external directors), board of directors and shareholders, in that order. If the nominees for external director are elected at the Meeting pursuant to Item 2, they will immediately become members of our Audit Committee. The Meeting will then recess to enable our Audit Committee and Board of Directors to convene, consider and resolve upon the matter of D&O insurance in favor of our directors. If so approved, the shareholders will be asked to approve D&O liability insurance coverage for the benefit of our directors, as part of a policy which covers liabilities of the Company and its respective directors, officers and certain other employees up to a maximum of $100 million per claim and in the aggregate, and an additional 20% of the aforesaid sum in connection with defending lawsuits in Israel only; the total annual premium amount is currently $1.2 million.

At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of such policy, and the purchase of any other D&O insurance policy upon the expiration of such policy, provided that such renewal, extension or substitution is for the benefit of the Company and its officers, directors and certain other employees and on terms substantially similar to or more favorable to the Company than those of the then effective insurance policy, that the coverage will not exceed the amounts described above and that the annual premium will not exceed an amount representing an increase of 10% in any year, as compared to the previous year. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations.

The abovementioned D&O insurance policies also shall apply to current directors, and any future directors who may serve from time to time, who is or may be considered a “controlling person” under the Companies Law.

Required Approval

The affirmative vote of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the liability insurance coverage described in the Proxy Statement relating to the Meeting, and any renewals, extensions or substitutions pursuant to the limitations set forth in such Proxy Statement, be approved for the benefit of all directors of the Company who may serve from time to time.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5 - Appointment of Independent Auditors

At the Meeting, pursuant to the recommendation of our Audit Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditors until the next Annual General Meeting. We intend to reappoint Somekh Chaikin as the auditor of our controlled subsidiaries, as well. Somekh Chaikin have no other relationship with us or with any of our affiliates, except as auditors and tax consultants. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the U.S. Sarbanes-Oxley Act, our Board of Directors has delegated to our Audit Committee the authority to fix the fees paid to our independent auditors. Such fees for the past fiscal year are disclosed under Item 16C of our Annual Report on Form 20-F, and we will report them to the shareholders at the Meeting, as well.

Required Approval

The affirmative vote of the holders of a majority of voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Somekh Chaikin, a member of KPMG International, be appointed as the independent auditors of the Company until the 2008 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6 - Consideration of 2006 Financial Statements

Our audited financial statements for the year ended December 31, 2006 are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on March 12, 2007. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. The annual report is also available on our website at http://www.cellcom.co.il/Cultures/en-US/InvestorRelations. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

By Order of the Board of Directors,

Liat Menahemi-Stadler
General Legal Counsel and Corporate Secretary

Dated: April 12, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	April 12 , 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel